Exhibit 3.2

AMENDMENT No. 1
TO
Amended and Restated
CERTIFICATE OF FORMATION
OF
Atwood Oceanics, INC.

    The Amended and Restated Certificate of Formation of Atwood Oceanics, Inc., a Texas company (the “Company”), filed February 10, 2006 (the “Certificate of Formation”), is hereby amended as of February 14, 2008, as follows:

Article IV, of the Certificate of Formation is hereby deleted in its entirety, and the following provision is substituted in its place and stead:

ARTICLE IV.

    A. AUTHORIZED AMOUNT OF CAPITAL STOCK

The aggregate number of shares which the Company shall have authority to issue is ninety-one million (91,000,000) shares of capital stock, of which ninety million (90,000,000) shares shall be common stock (the "Common Shares") each with a par value of $1.00 per share, and of which one million (1,000,000) shares, each without par value, shall be preferred stock (the "Preferred Shares").

             I, the Secretary of Atwood Oceanics, Inc., by signing this document, certify that this document contains a true and correct copy of an amendment to the Certificate of Formation adopted by unanimous written consent of the Board of Directors of Atwood Oceanics, Inc. on December 7, 2007, and approved by at least a 2/3 vote of the holders of all outstanding shares of Atwood Oceanics, Inc. on February 14, 2008.

                                                                                                                                                                                            /s/ James M. Holland

               James M. Holland, Secretary